UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

10 Anson Road #12-14

International Plaza

Singapore 079903

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 15, 2021, Karooooo Ltd. announced that the underwriters of its initial public offering had exercised their option to purchase 157,500 ordinary shares from Karooooo Ltd. The issuance and sale of the shares closed today. The total number of Karooooo Shares in issue and listed on the Nasdaq is now 21,540,394.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: April 15, 2021